Exhibit 99.1

NICE introduces Total Voice of the Customer, Combining Surveys with
Interaction Analytics

New NICE VOC solution maps emotional expression to observed behaviors in order to understand customer desires, motivations and behaviors to help improve customer experience

Ra’anana, Israel, February 8, 2016 – NICE Systems (NASDAQ: NICE) today announced the launch of Total Voice of the Customer (TVOC), the latest addition to the NICE VOC suite of solutions.

TVOC leverages NICE’s Voice of the Customer solution, alongside NICE’s unique Interaction Analytics capabilities and vast experience in recording calls and making sense of that information through analytics. The solution enables enterprises to listen to and register what their customers are saying — directly and indirectly — in calls, chats, emails, on the web and in any other channel and analyzing the interactions to extract implicit feedback data. With the acquisition of Nexidia Interactive Analytics, NICE’s VOC capabilities will be even further strengthened, creating a true Customer Analytics Powerhouse.

NICE TVOC adds voice recordings, social engagement, chat logs and other digital channels to multi-channel surveys, in order to deliver a complete picture of customer disposition. It also leverages the power of the reams of data captured during millions of conversations to yield valuable, actionable insights into customers’ thoughts, including those not obtained in surveys.

Achieving a single view of the customer across multiple channels is among today’s top challenges for customer experience management. NICE TVOC helps solve this pain point with its unique ability to deeply analyze the unstructured content of the customer communication across all channels. The insight derived can be used in conjunction with other data to map emotional expression to observed behaviors in order to understand customer desires, motivations and actions.

NICE’s portfolio integration allows the organization to drive VOC into areas such as Quality Management, enabling it to make the maximum impact on its customer experiences, and with Performance Management, so that companies can reward their employees for creating the desired customer experience and coach those who are falling short.

Miki Migdal, President, NICE Enterprise Product Group:
“There are many ways to survey, but in a multi-channel world you need more than just survey questions. Instead you need to listen at key inflection points in the customer lifecycle so that you can understand problems that result in a lower customer satisfaction score and may ultimately lead to customer churn. With NICE Total VOC not only can you understand customer emotion, you can see which actions you need to take to build customer loyalty and brand advocacy.”

Jamie Popkin, VP Distinguished Analyst, Gartner:
“The overall effectiveness of a VOC program will be enhanced by using unstructured content to correlate sentiment with actual behavior. The ability to deeply analyze unstructured content can deliver a potentially high volume of unsolicited, unfiltered first-person expressions of emotion unavailable through other VOC communication channel data sources.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.